UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2026

024-12630
(Commission File Number)

ENERGEA PORTFOLIO 5 LATAM LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

93-2777221
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Page i

Page ii

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•       our ability to effectively deploy the proceeds raised from this Offering;

•       ability to attract and retain Investors on the Platform;

•       risks associated with breaches of our data security;

•       public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•       climate change and natural disasters that could adversely affect our Projects and our business;

•       changes in economic conditions generally and the renewable energy and securities markets specifically;

•       limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects and Loans;

•       our failure to obtain necessary outside financing;

•       risks associated with derivatives or hedging activity;

•       intense competition in LATAM renewable energy markets that may limit our ability to attract or retain Customers (as defined below);

•       defaults under Supporting Contracts (see Summary of Supporting Contracts in the Offering Circular);

•       increased interest rates and/or operating costs;

•       the risk associated with potential breach or expiration of a ground lease, if any;

•       our failure to successfully construct, interconnect, operate or maintain the Projects;

•       inability of a Borrower to make payments on a Loan;

•       the failure of Projects and Loans to yield anticipated results;

•       exposure to liability relating to environmental and health and safety matters;

•       our level of debt and the terms and limitations imposed on us by our debt agreements;

•       our General Partner's ability to retain executive officers and other key personnel;

•       the ability of our General Partner to source, originate and service our Projects and Loans;

•       the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

•       regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act");

•       changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or Borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•       our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our General Partner; and

•       changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, those named above and those named under Risk Factors, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Our Business

Energea Portfolio 5 LATAM LP (the "Company") is a limited partnership organized under the laws of Delaware. The Company has elected to be taxed as a "C" corporation for United States federal and state income tax purposes. The Company's day-to-day operations are managed by Energea Global LLC (the "General Partner"). As of the date of this Semi-Annual Report, the Company does not own any Projects and has funded one (1) Loan arrangement, as further described below. The Company generated no operating revenue during the six months ended June 30, 2026.

The Company was created to invest in the acquisition, development, and operations of solar energy projects in LATAM countries (each a "Project"). The Projects will sell power and, in some cases, environmental commodities, to offtakers (who we collectively refer to as "Customers") who purchase the power or the environmental commodities under long term contracts. The Company may also lend money to Development Companies (which we collectively refer to as "Borrowers") and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").

As the Company earns revenue, it will use the revenue to pay for operating expenses (see Our Operating Expenses in the Offering Circular) and distribute the remaining cash to the holders of our Class A Investor Shares (our "Investors"), our Reg D Investors (as such term is defined herein and together with the Investors, the "Limited Partners") and the holders of our Common Shares (which is currently the General Partner). See Company Operations and Other Matters in the Offering Circular.

Description of Property

As of the date of this Semi-Annual Report, the Company does not own any Projects. The Company's Loans, associated Project collateral and terminated Loan arrangements are described below.

Loans Issued

As of the date of this Semi-Annual Report, the Company has issued one (1) Loan. The table below lists the total amount the Company has lent to each Borrower and the maximum loan amount. Please refer to the links in the column labeled "Memo" for the Investment Memorandum which gives in-depth information regarding each Loan such as Borrower information, loan structure and security, development strategy and key partnerships, financial overview, governance and compliance, risk assessment and mitigation, and expected impact.

Borrower Name	Closing Date	Maximum Loan Amount (1)	Amount Lent as of date hereof	Memo (2)
Klima Invest S.A.S.	07/15/2026	$10,000,000	$2,941,094	Pending
Total			$2,941,094
(1)   The Klima Loan provides for advances denominated in Colombian pesos, with an aggregate outstanding principal cap equivalent to US$10,000,000. The Company has no obligation to enter into additional project-specific Loan agreements. Once a project-specific Loan agreement is executed, funding is subject to satisfaction of the applicable conditions and the absence of events suspending further advances. The Project Loan amounts shown below are included within this aggregate cap.
(2)   "Pending" indicates that the applicable Investment Committee Memo has not been finalized or filed as of the date of this report.

Project Collateral

The following table summarizes the Projects associated with Loans funded by the Company as of the date of this Semi-Annual Report, including the Borrower, location, funding date and amount funded for each Project. The Company's investment is in the Loans, and the Company does not own the underlying Projects.

Project Name	Borrower	Location	Date Funded	Project Loan Amount (1)	Memo (2)
Sabana de Torres	Klima Invest S.A.S.	Santander, Colombia	08/10/2026	$1,467,478	Pending
Merecumbé	Klima Invest S.A.S.	Cesar, Colombia	08/14/2026	$1,473,616	Pending
Total				$2,941,094
(1)   Project Loan amounts represent amounts funded for each Project and are included in the total amounts advanced to each Borrower in the Loans Issued table above. For Loans denominated in Colombian pesos, amounts are presented in U.S. dollars using the exchange rates applicable when funded.
(2)   "Pending" indicates that the applicable Investment Committee Memo has not been finalized or filed as of the date of this report.

Loans Terminated

The Company previously entered into the Helios Loan. No amounts were funded under the Loan, and the agreement was terminated effective August 04, 2026.

Borrower Name	Closing Date	Termination Date	Amount Advanced Before Termination	Memo
Helios Colombia S.A. E.S.P, and Energía de la Alta S.A. E.S.P	01/22/2025	08/04/2026	$0.00	Exhibit 99.2

Item 1. management discussion and analysis of financial condition and result of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semi-Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see Caution Regarding Forward-Looking Statements and Risk Factors in the Offering Circular). Unless otherwise indicated, the latest results discussed below are as of June 30, 2026.

Summary of Key Accounting Policies

Investments

For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment

The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

•       Indicators of impairment - Consider whether indicators of impairment are present

•       Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

•       Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition

The Company follows ASC 606 guidelines for Project revenue recognition. To apply this principle, the standard establishes five key steps:

•       Step 1: Identify the contract with the Customer
•       Step 2: Specify performance obligations

•       Step 3: Establish transaction price

•       Step 4: Allocate transaction price to performance obligations

•       Step 5: Recognize revenue

Project revenue is recognized when or as control of the promised goods or services is transferred to Customers, in an amount reflecting the consideration the Company expects to receive under the respective contracts.

Loan interest income is outside the scope of ASC 606 and is recognized on the accrual basis based on the outstanding principal balance and the applicable contractual interest rate.

Market Outlook and Recent Trends

We believe that LATAM presents a compelling and evolving opportunity for investment in distributed solar energy. Driven by rising electricity demand, high commercial energy costs, improving regulatory frameworks, and strong solar resource availability, the region is increasingly embracing decentralized clean energy solutions. Many LATAM countries face grid reliability challenges, fuel price volatility, and a dependence on large-scale hydro or fossil fuel imports-factors that we believe underscore the need for a diversified and resilient power infrastructure. In this context, distributed solar generation has emerged as a practical and cost-effective solution, particularly for C&I consumers seeking energy savings, reliability, and long-term price stability.

Over the past several years, regulatory support for distributed energy resources has expanded across certain LATAM countries, including net metering frameworks, streamlined interconnection policies, and renewable energy targets. Financing activity has also increased, with development banks, multilaterals, and climate-focused private capital backing clean energy deployment at various scales. Technological advances in solar and battery storage, coupled with declining equipment costs, have further improved project economics, especially in middle-income countries with high utility rates and exposure to climate-related grid instability.

While regulatory maturity and credit quality vary across jurisdictions, a number of jurisdictions-such as Colombia, Chile, Panama, and select Caribbean nations-appear to be demonstrating clear momentum in enabling private-sector investment in distributed solar assets. We believe that as policy clarity improves and offtake demand grows, these jurisdictions are expected to continue expanding their distributed energy footprints. The General Partner believes LATAM represents an attractive region for disciplined, impact-aligned capital deployment, particularly through structured investments in distributed solar assets serving large energy users under long-term arrangements.

Distributions

The Company intends to make distributions monthly, to the extent the General Partner, in its discretion, determines that cash flow is available for distributions and in a manner consistent with the Authorizing Resolutions. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

•       Net income received from the Projects;

•       Interest payments received from the Borrowers;

•       Interest payments received from Company Investments;

•       Net Proceeds from Capital Transactions;
o   Originates from the sale or refinancing of Projects;
o   Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment; and

•       Liquidated Damages from Construction Agreements;
o   Penalties paid by "EPC" Contractors when Projects are delivered behind schedule;
o   Liquidated Damages are not booked as revenue but are considered distributable cash flow.

Provided we have distributable cash flow, the General Partner may authorize and declare distributions after retaining any amounts it determines are appropriate for reserves, anticipated expenses, debt service, capital needs, redemptions or other purposes.

To the extent the Company has distributable cash flow but has no current or accumulated profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed.

The following table summarizes distributions paid to holders of Investor Shares for the six months ended June 30, 2026 and 2025. Total distributions represent the aggregate amounts paid to holders of each class.

Investor Distributions (1)	Six months ended June 30, 2026	Six months ended June 30, 2025 (2)
Class A Investor Shares	$14,276	-
Class I Investor Shares	$45	-
Total distributions to Investor Shareholders	$14,321	-
(1)   Total distribution amounts are rounded to the nearest dollar.
(2)   No distributions were paid to holders of Investor Shares during the six months ended June 30, 2025. No Class I Investor Shares were outstanding during that period.

The table includes distributions to holders of the Company's Investor Shares and excludes distributions to noncontrolling interests in consolidated subsidiaries, if any.

Additional information regarding distributions and the Company's cash flows is provided under Past Operating Results and Liquidity and Capital Resources and in the accompanying consolidated statements of changes in partners' equity and consolidated statements of cash flows.

Past Operating Results

During the six months ended June 30, 2026, the Company raised additional investor capital following the qualification of its Regulation A offering on February 5, 2026, resulting in higher cash balances and partners' equity. The Company had not originated any Loans as of June 30, 2026 and reported no operating revenue during the period. Higher operating expenses were partially offset by interest income, resulting in a net loss.

The following discussion should be read in conjunction with the Company's unaudited interim consolidated financial statements and accompanying notes included in this report.

Operating Results for the Six Months Ended June 30, 2026 and 2025

As of June 30, 2026 and December 31, 2025, the Company had total assets of $4,892,339 and $66,325, respectively. These balances consisted of cash and cash equivalents of $4,646,611 and $39,739, other current assets of $233,908 and $686, and amounts due from a related entity of $11,820 and $25,900, respectively. Total liabilities were $1,656 and $11,190, while partners' equity totaled $4,890,683 and $55,135, respectively. Asset growth primarily reflected cash received from investor share issuances. The decrease in liabilities reflected lower accounts payable and accrued expenses, partially offset by $705 payable to a related entity. Additional information regarding related-party balances is provided in Note 2 of the consolidated financial statements.

For the six months ended June 30, 2026 and 2025, the Company reported no operating revenue. The Company expects to generate revenue primarily from interest earned on Loans to entities that own and operate energy Projects. No Loans had been originated as of June 30, 2026. Subsequent to the reporting period, the Company entered into a Master Loan Agreement with Klima Invest S.A.S. on July 15, 2026 and began originating Loans under the facility in August 2026, as described in Note 1 in the consolidated financial statements.

Total operating expenses were $35,505 and $3,867 for the six months ended June 30, 2026 and 2025, respectively. These consisted of accounting expenses of $146 and $1,365, legal expenses of $22,672 and $390, regulatory expenses of $11,070 and $0, and other general and administrative expenses of $1,617 and $2,112, respectively. The increase primarily reflected higher legal and regulatory expenses, partially offset by lower accounting and other general and administrative expenses.

The Company reported an operating loss of $35,505 for the six months ended June 30, 2026, compared to $3,867 in the corresponding period in 2025. Other income, net, was $26,479 in 2026, consisting of interest income, compared to other expense of $105 in 2025. As a result, net loss was $9,026, compared to $3,972 in the corresponding period in 2025. Foreign currency translation gains recorded in other comprehensive income were $1,257 and $2,023, respectively, resulting in comprehensive losses of $7,769 and $1,949, respectively.

During the six months ended June 30, 2026 and 2025, investor share issuances, net of issuance costs, totaled $4,857,638 and $123,450, respectively. Non-dividend distributions totaled $14,321 in 2026, compared to none in the corresponding period in 2025. Additional investor capital and foreign currency translation gains, partially offset by distributions and the net loss, increased partners' equity during the period. The Company issued 4,321,089 Class A Investor Shares and 27,949 Class I Investor Shares during the six months ended June 30, 2026. Additional information regarding the Company's shares is provided in Note 3 in the consolidated financial statements.

Net cash used in operating activities was $236,481 for the six months ended June 30, 2026, compared to $23,778 in the corresponding period in 2025. Cash used in operations in 2026 primarily reflected an increase in other current assets, together with the net loss and reductions in accounts payable and accrued expenses, partially offset by a reduction in amounts due from related entities. Net cash provided by financing activities was $4,843,317 and $123,450, respectively. Financing activities in 2026 consisted of investor share proceeds of $4,964,175, less issuance costs of $106,537 and distributions of $14,321. No investing cash flows were reported for either period. After the effect of exchange-rate changes, cash and cash equivalents increased by $4,606,872 during the six months ended June 30, 2026.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The General Partner will make this decision on an as-needed basis.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects, issue Loans and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short-term advances from the General Partner and from undistributed funds from our operations.

Additional information regarding cash balances and cash flows is provided under Past Operating Results, and subsequent Loan funding is described under Description of Property and Item 2.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 2. Other Information

Developments Subsequent to June 30, 2026

On July 15, 2026, the Company entered into a Master Loan Agreement with Klima Invest S.A.S. for Loans denominated in Colombian pesos, with an aggregate outstanding principal limit equivalent to US$10,000,000. The Company is not obligated to enter into additional project-specific Loan agreements, and funding under executed agreements remains subject to their conditions.

On July 31, 2026, the Company entered into Loan agreements for the Sabana de Torres and Merecumbé solar Projects in Colombia. Each provides for COP 4,580,000,000, bearing fixed interest of 18% annually in Colombian pesos, with principal repaid over 20 years in monthly installments, plus interest.

The agreements require security over Project assets, contracts and revenues, with certain security requirements to be completed after funding. Solenium S.A.S., a Colombian company, guarantees scheduled principal and interest. Until certain post-funding requirements are met, the guarantee also covers the full outstanding loan balance if repayment becomes due early under the agreement. The guarantee may be released when the agreement's performance conditions are met. The agreements are filed as Exhibits 6.1-6.3.

The Investment Committee Memos identified as "Pending" in the Loans Issued and Project Collateral tables have not been finalized or filed as of the date of this Semi-Annual Report. The Company intends to file the finalized Memos with the SEC and provide links to those filings in subsequent reports or offering circular updates once available.

Item 3. Consolidated Financial Statements

Consolidated Balance Sheet

June 30, 2026 and December 31, 2025

	6/30/26	12/31/25
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$ 4,646,611	$ 39,739
Other current assets	233,908	686
Total current assets	4,880,519	40,425

Other noncurrent assets:
Due from related entity	11,820	25,900

Total assets	$ 4,892,339	$ 66,325

Liabilities and partners'/members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 951	$ 11,190
Due to related entity	705	-
Total current liabilities	1,656	11,190

Partners'/members' equity	4,890,683	55,135

Total liabilities and partners'/members' equity	$ 4,892,339	$ 66,325

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Operations

June 30, 2026 and June 30, 2025

	6/30/26	6/30/25
	Unaudited	Unaudited

Revenue	$ -	$ -

Portfolio operating expenses:
Accounting	146	1,365
Legal	22,672	390
Regulatory expenses	11,070	-
Other general and administrative expenses	1,617	2,112
Total portfolio operating expenses	35,505	3,867

Net loss from operations	(35,505)	(3,867)

Other income/(expense):
Interest income	26,479	-
Other expenses	-	(105)
Total other income/(expense)	26,479	(105)

Net loss	(9,026)	(3,972)

Other comprehensive loss
Unrealized foreign currency exchange gain	1,257	2,023

Comprehensive loss	$ (7,769)	$ (1,949)

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Changes in Partners' Equity

For the Six Months Ended June 30, 2026 (Unaudited)
	General Partner		Class A Limited Partners		Class I Limited Partners		Accumulated Earnings/(Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Partners' Equity

	Shares	Amount	Shares	Amount	Shares	Amount
Partners' equity, December 31, 2025 (Audited)	1,000,000	$ -	169,150	$ 139,150	-	$ -	$ (83,974)	$ (41)	$ 55,135

Issuance of investor shares, net of issuance costs of $106,537		-	4,321,089	4,826,925	27,949	30,713	-		4,857,638
Non-dividend distributions		-	-	(14,276)	-	(45)	-		(14,321)
Cumulative translation adjustment		-	-	-	-	-	-	1,257	1,257
Net income		-	-	-	-	-	(9,026)		(9,026)

Partners' equity, June 30, 2026 (Unaudited)	1,000,000		4,490,239	$ 4,951,799	27,949	$ 30,668	$ (93,000)	$ 1,216	$ 4,890,683

For the Six Months Ended June 30, 2025 (Unaudited)
	General Partner		Class A Limited Partners		Class I Limited Partners		Accumulated Earnings/(Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Partners' Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Members' equity, December 31, 2024 (Audited)	1,000,000	$ -	45,700	$ 45,700	-	$ -	$ (40,349)	$ (3,095)	$ 2,256

Issuance of investor shares		-	123,450	123,450	-	-	-		123,450
Cumulative translation adjustment								2,023	2,023
Non-dividend distributions		-	-	-	-	-	-
Net income		-	-	-	-	-	(3,972)		(3,972)

Partners' equity, June 30, 2025 (Unaudited)	1,000,000		169,150	$ 169,150	-	$ -	$ (44,321)	$ (1,072)	$ 123,757

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Cash Flows

June 30, 2026 and June 30, 2025

	6/30/26	6/30/25
	Unaudited	Unaudited

Cash flows from operating activities:
Net loss	$ (9,026)	$ (3,972)
Changes in assets and liabilities:
Other current assets	(233,107)	(86)
Accounts payable and accrued expenses	(10,251)	(20,428)
Due from related entities	15,198	495
Due to related entities	705	213
Total cash flows from operating activities	(236,481)	(23,778)

Cash flows from financing activities:
Proceeds from issuance of investor shares	4,964,175	123,450
Distributions	(14,321)
Stock issuance cost	(106,537)	-
Total cash flows from financing activities	4,843,317	123,450

Effect of exchange rate changes on cash	36	81

Change in cash	4,606,872	99,753

Cash at the beginning of the year	39,739	1,310

Cash at the end of the year	$ 4,646,611	$ 101,063

The accompanying notes are an integral part of the consolidated financial statements

Notes To Consolidated Financial Statements

June 30, 2026 and 2025

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 5 LATAM LP (the "Company"), formerly known as Energea Portfolio 5 LATAM LLC, is a Delaware limited partnership formed on August 7, 2023 to invest in the acquisition and construction of solar energy projects and/or to lend money to development companies in South America, Central America and the Caribbean. The consolidated financial statements include the accounts of Energea Portfolio 5 LATAM LP and its wholly owned Colombian subsidiary Energea Colombia S.A.S. The Company and its day-to-day operations are managed by Energea Global LLC (the "General Partner").

Effective June 17, 2025, the Company converted from a limited liability company to a limited partnership. The conversion was undertaken for alignment of management and ownership structure. The Company continues to be treated as a corporation for U.S. federal income tax purposes. Management has determined that the conversion does not constitute a change in reporting entity, and therefore prior period financial statements have not been restated.

The Company is conducting an offering of its Class A Investor Shares pursuant to Regulation A under the Securities Act of 1933, as amended. The offering was qualified by the U.S. Securities and Exchange Commission on February 5, 2026, and allows the Company to raise up to $50,000,000. The Company's ability to fund operations, originate loans, and acquire or construct projects is dependent on its ability to raise capital through this offering.

The Company's operations are subject to various risks and uncertainties, including its ability to raise sufficient capital to fund project development and execution. There is no assurance that future capital raising efforts will be successful or secured on favorable terms.

Basis of presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). All intercompany transactions have been eliminated in consolidation.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, and its wholly owned subsidiary. The accounting policies of the Company's subsidiary are consistent with the Company's accounting policies, and all intercompany transactions have been eliminated in consolidation.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operations and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:
•       The identification, selection and acquisition of sufficient area required for a project;
•       The confirmation of a regional electricity market;
•       The confirmation of acceptable electricity resources;
•       The confirmation of the potential to interconnect to the electric transmission grid;
•       The determination of limited environmental sensitivity; and
•       The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project will be moved from the development phase into the engineering and construction phases. Costs incurred in these phases are capitalized as incurred, included within construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs will be reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Revenue recognition

The Company expects to generate revenue primarily from interest income earned on loans to entities that own and operate energy projects. The Company does not currently expect to own or operate projects directly in the foreseeable future.

Interest income on loans receivable is recognized on the accrual basis using the effective interest method in accordance with U.S. GAAP, based on the outstanding principal balance and the contractual terms of the related loan agreements.

As of June 30, 2026, the Company had not originated any loans and, accordingly, no interest income from loans receivable was recognized for the six months ended June 30, 2026. Subsequent to June 30, 2026, the Company entered into a Master Loan Agreement with a borrower in Colombia and began originating loans under the facility.

Loans Receivable and Current Expected Credit Losses

Loans receivable are stated at unpaid principal balances. Interest on loans is recognized on the accrual basis based on the outstanding principal balance and the applicable contractual terms.

The Company expects to issue private debt to corporate borrowers and will be exposed to credit risk arising from the potential inability of borrowers to meet their contractual obligations. The Company evaluates expected credit losses ("ECL") on financial assets measured at amortized cost in accordance with ASC 326.

ECL are measured using a probability-weighted approach that incorporates key components, including probability of default ("PD") and loss given default ("LGD"), as well as relevant qualitative factors and forward-looking macroeconomic conditions.

Loans are written off when there is no reasonable expectation of recovery.

As of June 30, 2026, the Company had not originated any loans and, accordingly, no allowance for credit losses has been recorded.

Comprehensive Income/(Loss)

GAAP requires the reporting of "comprehensive income/(loss)" within general purpose consolidated financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and other comprehensive income/(loss). For the six months ended June 30, 2026 and 2025, the Company had foreign currency translation gains and losses resulting from the translation of its Colombian subsidiary's financial statements from Colombian pesos to U.S. dollars, which were reported in other comprehensive income/(loss).

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company also evaluated and concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Foreign Currency Exchange Transactions

Purchases of products and services for the Company's Colombian subsidiary are transacted in the local currency, Colombian pesos ("COP"), and are recorded in U.S. dollars using exchange rates prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.

Realized foreign currency exchange gains and losses resulting from transactions are included in foreign currency exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive loss.

Translation adjustments resulting from the translation of the financial statements of the Company's foreign subsidiary from COP to U.S. dollars are reported as a component of other comprehensive income (loss).

Foreign currency translation gains for the six months ended June 30, 2026 and 2025 were $1,257 and $2,023, respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent Events

In connection with the preparation of the consolidated financial statements, the Company evaluated subsequent events through September 25, 2026, the date on which the consolidated financial statements were available to be issued.

On July 15, 2026, the Company entered into a Master Loan Agreement with Klima Invest S.A.S. ("Klima"), a Colombian company, establishing a senior secured lending facility under which the Company may provide loans denominated in Colombian pesos on a project-by-project basis. The facility has an aggregate cap equivalent to $10,000,000 and is uncommitted at the platform level, with individual advances subject to the execution of project-specific loan agreements and satisfaction of applicable funding conditions.

In August 2026, the Company began originating loans under the facility in accordance with its investment strategy.

Note 2 - Related Party Transactions

The Company enters into transactions with related parties from time to time. At June 30, 2026 and December 31, 2025, the Company had $11,820 and $25,900, respectively, receivable from a company under common ownership, which are included in due from related parties on the accompanying consolidated balance sheets. At June 30, 2026 and December 31, 2025, the Company had $705 and $0, respectively, payable to a company under common ownership, which are included in due to related parties on the accompanying consolidated balance sheets.

For the six months ended June 30, 2026 and 2025, the Company incurred stock issuance costs of $106,537 and $0, respectively. Of these amounts, $100,287 and $0, respectively, represented marketing costs reimbursed to the General Partner. Stock issuance costs are recorded as a reduction of capital raised in the accompanying consolidated statements of changes in partners' equity.

Note 3 - Partners' Equity

On June 17, 2025, the Company converted from a Delaware limited liability company to a Delaware limited partnership and now operates under the Limited Partnership Agreement of Energea Portfolio 5 LATAM LP. This conversion was undertaken to enhance structural flexibility for capital raising and investor participation, including enabling the issuance of multiple classes of investor interests and supporting the Company's Regulation A offering. In connection with the conversion, the Company retained its election to be treated as a C-corporation for U.S. federal income tax purposes.

All outstanding equity interests previously designated as common shares and Class A investor shares were automatically converted into corresponding Common Shares and Class A Investor Shares under the new partnership structure.

As of June 30, 2026, the Company has authorized a total of 2,501,000,000 limited partnership interests (the "Shares"), consisting of (i) 1,000,000 Common Shares and (ii) 2,500,000,000 Investor Shares. The Investor Shares may be issued in one or more classes, as determined by the General Partner in accordance with the Limited Partnership Agreement.

The Company is currently offering Class A Investor Shares pursuant to Regulation A under the Securities Act of 1933, as amended. The offering was qualified by the U.S. Securities and Exchange Commission on February 5, 2026. The proceeds from the offering are expected to be used to fund the acquisition and development of solar energy projects and the issuance of loans.

Common Shares

The Company has authorized 1,000,000 Common Shares, all of which were issued and outstanding as of June 30, 2026 and 2025. These Common Shares are held by Energea Global LLC, the General Partner, and represent its ownership interest in the Company. The General Partner has full authority to manage the operations of the Company.

Investor Shares

Of the 2,500,000,000 authorized Investor Shares, 500,000,000 have been designated as Class A Investor Shares. As of June 30, 2026 and December 31, 2025, 4,490,239 and 169,150 Class A Investor Shares, respectively, were issued and outstanding.

The remaining 2,000,000,000 Investor Shares have been designated as Class B Investor Shares, Class C Investor Shares, Class D Investor Shares, and Class I Investor Shares. As of June 30, 2026 and December 31, 2025, 27,949 and 0 Class I Investor Shares, respectively, were issued and outstanding. No Class B, Class C, or Class D Investor Shares were issued and outstanding as of June 30, 2026 or December 31, 2025.

Class A Investor Shares represent limited partner interests in the Company and participate in distributions in accordance with the Limited Partnership Agreement and applicable authorizing resolutions. Holders of Class A Investor Shares do not have voting rights and do not participate in the management of the Company.

Additional Share Issuances

The General Partner has the authority to create and issue additional classes or series of Investor Shares with such rights, preferences, and privileges as determined in its discretion, subject to the terms of the Limited Partnership Agreement. Such issuances may result in dilution to existing investors.

Item 4.  Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**	Certificate of Formation of the Company filed with the Delaware Secretary of State on August 7, 2023
2.2**	Limited Liability Company Agreement of the Company dated August 12, 2023
2.3**	Certificate of Amendment of Certificate of Formation filed with the Delaware Secretary of State on December 3, 2024
2.4**	Certificate of Conversion from LLC to LP, filed June 17, 2025
2.5**	Limited Partnership Agreement of the Company dated June 17, 2025
2.6**	Authorizing Resolution of the Company dated May 28, 2026, superseding prior authorizing resolutions and amendments concerning the Class A Investor Shares.
3.1**	Redemption Plan
4.1**	Form of Investment Agreement
4.2**	Form of Auto-Invest Agreement
4.3**	Form of Auto-Reinvestment Agreement
6.1*	Master Loan Agreement dated July 15, 2026, among Energea Portfolio 5 LATAM LP, Klima Invest S.A.S. and Solenium S.A.S.
6.2*	Project Loan Agreement No. 1 - Sabana de Torres, dated July 31, 2026, between Energea Portfolio 5 LATAM LP and Klima Invest S.A.S.
6.3*	Project Loan Agreement No. 2 - Merecumbé, dated July 31, 2026, between Energea Portfolio 5 LATAM LP and Klima Invest S.A.S.
6.4*	Termination, Mutual Release, and Settlement Agreement dated as of August 4, 2026, between Energea Portfolio 5 LATAM LP and Helios Energía S.A.S. E.S.P.
11.1**	Consent of Independent Auditor (Whittlesey PC) dated July 20, 2026
11.2	Consent of Norton Rose Fulbright US LLP, (included in Exhibit 12.1)
12.1**	Legal opinion of Norton Rose Fulbright US LLP, including consent dated July 17, 2026
99.1**	Colombia Market Investment Committee Memo dated June 18, 2025
99.2**	Helios Borrower Investment Committee Memo dated July 18, 2024
99.3**	Helios Loan and Security Agreement, by and among Energea Portfolio 5 LATAM LLC and Helios Energia S.A. E.S.P., dated January 22, 2025
99.4**	Addendum No. 1 to Helios Loan and Security Agreement, dated February 28, 2026, replacing the Addendum No. 1 to Helios Loan and Security Agreement previously filed as Exhibit 99.4.
* Filed herewith
**Filed Previously

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chester, State of Connecticut, on September 25, 2026.

Energea Portfolio 5 LATAM LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: September 25, 2026